EXHIBIT 2

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL AND OPERATING RESULTS

13	Strategic Perspectives

14	Highlights

15	Outlook

17	Income Statement

	17	Gold Sales

	19	Operations Review by Geographic Area

	20	North America

	28	South America

	31	Africa

	33	Australia

	38	Costs and Expenses

43	Liquidity and Capital Resources

45	Financial Risk Management

49	Critical Accounting Estimates

54	Off-Balance Sheet Arrangements

	54	Gold Sales Contracts

59	Contractual Obligations and Commitments

60	Non GAAP Measures

STRATEGIC PERSPECTIVES

Barrick Gold Corporation is among the world’s largest gold producers in terms of market capitalization, production and reserves, with operating properties and development projects on four continents. With 2003 marking Barrick’s 20th year in the gold business, we believe that we are positioned to benefit from the opportunities presented by a favorable gold price environment.

Since its founding, Barrick has been run in accordance with clear and concise business principles, focusing on profitability and financial performance rather than sheer size. We know that the key drivers of performance in our business are spot gold prices, production, reserves and costs per ounce. In 2002, our financial results were below our expectations, primarily due to higher costs at our operations. As we move into 2003, we intend to focus on optimizing our operating mines and setting achievable targets based on each mine’s stage of operation. Overall, we have a solid portfolio of operating — albeit mature — properties. Even as the average ore grade mined at each of our operations declines toward reserve grade, these mines remain long-life, low-cost operations compared to the industry. The key feature of these properties is their ability to generate significant free cash flow, which we plan to use in part to fund our exploration and development programs.

In addition to our operating mines, we have the largest portfolio of development projects in the industry, and the financial and development strengths to build them. For the last five years, as the lower gold price environment reduced exploration spending across the industry, we invested extensively in our exploration program. This investment paid dividends in 2002 with a major gold discovery — Alto Chicama in Peru. By early 2003, our work at Alto Chicama allowed us to add 6.5 million ounces to reserves (for Canadian reporting purposes), bringing our total reserves to 86.9 million ounces1, one of the largest gold asset bases in the industry.

Coupled with the development projects obtained through our Homestake merger in 2001, we now have a four mine, $2-billion development program that we expect to contribute to production, earnings and cash flows beginning in 2005. At full production, we expect this group of projects to add 2 million ounces of low-cost gold production annually to our portfolio. With such a sizeable development program underway, our strategic focus for the immediate future will be to continue our exploration efforts in ways that further enhance our operating mines and development projects. While our strategy does not make us dependent on acquisitions, we will consider transactions that we believe are capable of increasing earnings and cash flows.

1 For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934) as interpreted by the Staff of the U.S. Securities and Exchange Commission applies different standards in order to classify mineralization as a reserve. Accordingly, Alto Chicama and Veladero are classified for U.S. reporting purposes as mineralized material. Total reserves for U.S. reporting purposes are 71.0 million ounces.

BARRICK ANNUAL REPORT 2002         13

We have the financial resources to move ahead with our exploration and development programs without diluting our shareholders because of our solid balance sheet, strong free cash flows from our existing operations and the support of our forward sales program.

HIGHLIGHTS

For 2002, our net income was $193 million ($0.36 per share) compared to $96 million ($0.18 per share) in 2001, while operating cash flow was $589 million ($1.09 per share) for 2002 versus $588 million ($1.10 per share) for 2001.

For the year, we produced 5.7 million ounces of gold at total cash costs of $177 per ounce1 compared to 6.1 million ounces of gold at $162 per ounce in 2001. Lower 2002 production was largely due to the planned phase-out of five mines over the course of the year as reserves were depleted.

Overall, we met our production target for the year as solid contributions from our Pierina mine in Peru and two of our North American operations offset lower production from four of our seven underground mines. The lower production and the resulting higher cash costs at the four underground mines were due largely to difficulties in accessing higher-grade ores. The four mines spent 2002 improving mine planning and increasing development to provide better production flexibility in 2003 and beyond.

The $15 per ounce increase in total cash costs in 2002 over 2001 was due to our ongoing operations processing more ore (5% higher) at lower grades (5% lower) at marginally higher unit costs (up 1%).

Our 2002 earnings were also affected by a sharp increase in our exploration and development expense to $104 million — double what we originally planned to spend. Activity at our Alto Chicama discovery increased our exploration expense by $24 million. At the same time, we also expensed all of the feasibility work at Veladero ($15 million) over the course of 2002. While the impact on our 2002 earnings was negative, both Alto Chicama and Veladero represent key assets that we expect to contribute to our operating and financial performance beginning in 2005 and 2006, respectively.

We generated solid cash flows from our operating mines and as a result of our lowest capital expenditures in 14 years, our free cash flows reached $361 million1, the highest in Company history. Our forward sales program also contributed, generating $168 million in additional revenue in 2002. As a result, we ended the year with more than $1 billion in cash, and no net debt.

Our forward sales program provides us the flexibility to deliver at our forward price or the spot gold price — whichever is higher. For the first time in 15 years, in the first quarter of 2003 spot gold prices increased above our current year forward price, allowing us to defer delivery of our forward contracts and sell at the higher spot gold price. Our forward sales program has performed as it was designed, providing a higher floor price during periods of low gold prices and the flexibility to sell all of our mine production at higher spot prices.

1 See non-GAAP measures page 60.

14          BARRICK ANNUAL REPORT 2002

> Global – Results

For the year ended December 31,
(US GAAP basis)	2002	2001	% Change

Gold production – ounces (thousands)	5,695	6,124	-7
Revenue per ounce	$339	$317	7

Cash operating costs per ounce	170	155	10
Royalties	6	6	–
Production taxes	1	1	–

Total cash costs per ounce	177[1]	162	9
Amortization and reclamation	91	85	7

Total production costs per ounce	$268	$247	9

Capital expenditures (millions)	$228	$474	-52
Mineral reserves (millions of ounces)	86.9	82.3	6

1 See non-GAAP measures page 60.

We believe that our forward sales program’s flexibility is one of the significant strengths of this Company. At a time when spot gold prices rose by more than $100 per ounce and our unrealized mark-to-market loss increased, our program remained solid. What makes gold hedging unique — in sharp contrast to derivative instruments in general — is the fact that our program is supported by gold in the ground which can be delivered in the normal course of our business. Every ounce hedged represents a product we own — and we only have one in five ounces sold forward under our program.

While the program has worked well for us in the past and remains an important asset, changing circumstances make adjustments necessary. Given the present environment of low interest rates and concerns over complex financial transactions, we intend to make our forward selling program both smaller and simpler. Accordingly, over the course of 2002 we reduced the size of our program and focused on “plain vanilla” spot deferred forward sales contracts.

OUTLOOK

While no company can predict future performance with certainty, we have a solid portfolio of assets capable of generating significant free cash flows. Our pipeline of development projects gives us the flexibility to add to our production profile without the necessity of acquisitions. While we believe that consolidation and rationalization of the gold industry will continue, our primary focus is on optimizing our existing mines and the development of our new mines.

For 2003, we expect to produce between 5.4 and 5.5 million ounces at a cash cost of $180 to $190 per ounce. Including amortization, total production costs for the year are expected to be between $275 and $285 per ounce. Our forward sales program provides us with the ability to sell our production at a minimum selling price of $340 per ounce for 2003; however, as our objective is to maximize the value of every ounce we produce, we plan to sell our production at the higher of the spot price or our forward price.

BARRICK ANNUAL REPORT 2002          15

We expect administration costs to be approximately $70 million, with exploration and business development in the $100 to $110 million range. Our projections assume the expensing of all of Alto Chicama’s and a portion of Veladero’s development costs. Interest expense is expected to be about $70 million (including accretion expense). Based on $350 per ounce gold, our tax rate is expected to be between 15% and 20%; at $400 per ounce gold, our tax rate would increase to 25% to 30%.

We plan to begin implementing our development program in 2003, increasing capital expenditures to approximately $380 to $390 million from a sustaining capital level of $228 million last year, with the increase aimed at starting construction at the Veladero and Cowal projects. In addition to the steady stream of free cash flow generated by our existing operations, we bring the strength of our balance sheet — with $1-billion in cash and low levels of debt — to provide the financial base to proceed with these projects.

The accompanying consolidated financial statements and related notes are presented in accordance with United States generally accepted accounting principles (“US GAAP”) and are expressed in US dollars. These statements, together with the following discussion and analysis, are intended to provide investors with a reasonable basis for assessing our operational and financial performance as well as certain forward looking information relating to potential future performance.

The forward looking statements included in this discussion and analysis involve risks and uncertainties and are based upon assumptions, which we believe are reasonable, but which could prove incorrect. Factors which could cause actual results to differ from those implied in the forward looking statements include: changes in the price of gold and certain other commodities; currency fluctuations; regulatory, political or economic developments in the areas in which we carry on business; and changes in mining or processing rates. With a large proportion of our reserve base undeveloped, the timing of commencement of production, as well as capital cost, production and cash costs of our development projects will have a significant impact on future financial performance in 2005 and beyond. For a more detailed discussion of risks relevant to Barrick, see our Form 40-F/Annual Information Form on file with securities regulatory authorities.

The consolidated financial statements have been prepared based on United States reserves standards. Our reserves for United States reporting purposes are the same as our reserves for Canadian reporting purposes with the exception of two projects (Veladero and Alto Chicama), which we expect to qualify as reserves for United States reporting purposes within the next twelve months.

16          BARRICK ANNUAL REPORT 2002

INCOME STATEMENT

GOLD SALES

Revenue for 2002 totaled $1,967 million on gold sales of 5.8 million ounces, compared with $1,989 million on gold sales of 6.3 million ounces in 2001. 2002 gold sales were approximately 100,000 ounces higher than 2002 production, reflecting the impact of ounces produced at the end of 2001 but not sold until 2002. The marginally lower 2002 revenue compared to the prior year resulted from an 8% decrease in gold sales, partially offset by a $22 per ounce, or 7%, increase in the average realized price. The lower gold sales in 2002 relate to the planned closure of five mines during the year due to the depletion of their economic reserves. With the exception of one further mine closure in 2004, our existing operations should continue to produce at similar levels for the next several years.

In 2002, gold prices rose to their highest level since 1997, averaging $310 per ounce, compared to 2001, when gold averaged $271 per ounce. Higher spot gold prices, combined with deliveries into our forward sales program, allowed us to realize an average price of $339 per ounce compared to an average realized price of $317 per ounce in 2001. The forward sales program generated $168 million in additional revenue in 2002 and $289 million in additional revenue in 2001. The decline in additional revenue generated through our forward sales program in 2002 was due to higher gold prices, reducing the amount of the premium over the spot price from $76 per ounce in 2001 to $42 per ounce in 2002.

As we saw in 2002 when spot gold prices rise toward our higher forward sale price, the additional revenue earned through the program decreases. When spot gold prices rise above our forward sale price, as occurred in early 2003, we can sell all of our gold production at the higher spot price and defer delivery of our forward sales contracts to a future date. While the value of our reserves and cash flows increase as spot gold prices rise, the unrealized mark-to-market loss on our program also rises. The mark-to-market value declined from an unrealized gain of $356 million at the end of 2001 to an unrealized loss of $639 million at the end of 2002. The decline in the mark-to-market value is primarily due to increasing spot gold prices (year end

BARRICK ANNUAL REPORT 2002          17

spot gold prices, 2002 — $347 compared to 2001 — $279) and the realization of $168 million of additional contract revenue during 2002, partially offset by unrealized gains on changes in forward gold price differentials (or contango), which are influenced principally by changes in interest and gold lease rates and premiums (US interest rates less gold lease rates) earned during the year. For additional detail see Off-Balance Sheet Arrangements — Significance of mark-to-market gains and losses page 57.

Future gold production committed under our forward sales program totaled 18.1 million ounces at December 31, 2002. This represents approximately 21% of proven and probable reserves (for Canadian reporting purposes), deliverable over the next 10 to 15 years at an average estimated future price of $341 per ounce at the scheduled delivery dates. For 2003, we have the ability to sell our production into the forward sales program at an average price of $340 per ounce. In early 2003, the delivery dates on those contracts have been extended pursuant to their terms, as we elected to sell our production at the higher spot price of approximately $360 per ounce. This is the first time in 15 years that gold prices have risen above our current year forward sales price, leading us to defer scheduled deliveries under those contracts and sell our production at the higher spot price.

Gold deliveries into these forward sales contracts can be deferred for up to 10 to 15 years; as they are deferred, the delivery price under these contracts increases over time. The increase in the delivery price of these deferred contracts is based on the present spot-forward gold price differential, primarily influenced by US dollar interest rates. In a high US dollar interest rate environment, the delivery price rises quickly, while in the present low interest rate environment, the delivery price rises at a slower rate.

In an effort to make our program smaller and simpler, we delivered production against forward sales contracts without replacing those contracts, and we reduced our variable price sales commitments by approximately two-thirds. These steps allowed us to close the year at 18.1 million ounces committed under our forward sales program, leaving approximately 80% of our reserves unhedged. With our positive outlook for the gold price, interest rates at 40-year lows (leading to lower forward sales premiums), and our strong financial position, we intend to continue to manage the program down to a lower portion of overall reserves.

18          BARRICK ANNUAL REPORT 2002

OPERATIONS REVIEW BY GEOGRAPHIC AREA

As noted in the Highlights, 2002 production decreased to 5.7 million ounces from 6.1 million ounces in 2001, with lower production in 2002 due largely to the planned phase-out of five mines over the course of the year as economic reserves were depleted. Total operating costs, including reclamation, were similar over the two years, at $1,071 million in 2002 and $1,080 million in 2001. However, on a per ounce basis, total cash costs for the year increased to $177, from $162 in 2001. Higher cash costs were attributable to three main factors:

>	Mining and processing more lower-grade tons during the year;

>	Increased amortization of deferred mining costs; and

>	Increased royalty and mining tax payments due to higher gold prices.

One of the operational facts inherent in our industry is that as operations mature, grades decline and it becomes more difficult to add reserves at these operations. The lower grades lead to less production flexibility as the operations have fewer choices of which areas to mine. Most of our operations have reduced controllable unit mining, processing and administrative costs through productivity improvements, resulting in higher mining and processing rates. However, comparatively small changes in tons and grades processed and recovery rates have a more pronounced impact on production, cash costs and earnings than before.

A variety of unrelated operating difficulties accessing higher-grade ores in 2002 at Bulyanhulu, Hemlo, Plutonic and Meikle led to lower production and higher costs per ounce, overshadowing strong contributions from Round Mountain, Pierina, and Eskay Creek. We responded to the operational issues by enhancing mine planning, scheduling and budgeting to ensure better information and providing greater production flexibility, giving us greater ability to optimize the value of our underground mines. In addition, we have reviewed our operating systems and procedures to improve controls to facilitate timely updating of forecast information at our mines. Our efforts centered on improving the accuracy of periodic forecasting by the General Managers and putting a stronger emphasis on achievability through the corporate office review process.

In addition, planned increases in expensing of deferred mining costs at Betze-Post and Pierina resulted in higher cash costs at those operations as mining moved into lower-grade areas of the open pits.

With the closure of six mines over the past 15 months and our new projects not expected to begin to contribute to production until 2005, we anticipate lower production in 2003 and 2004. Production for 2003 is expected to be between 5.4 and 5.5 million ounces, at a cash cost of between $180 and $190 per ounce. Following is a summary of each of our mines and development projects. For a more detailed discussion of our operations and development projects see the most current Annual Information Form (AIF — on file with the securities regulatory authorities in Canada and the US).

BARRICK ANNUAL REPORT 2002          19

NORTH AMERICAN PROPERTIES

>	Goldstrike, Nevada Betze-Post Meikle

>	Round Mountain, Nevada

>	Eskay Creek, British Columbia

>	Hemlo, Ontario

>	Holt-McDermott, Ontario

NORTH AMERICA

>	Largest producing region, accounting for 62% of the Company’s total production.

>	Region represents 50% of our developed reserve base at 26.2 million ounces.

>	Long-life asset base.

>	Fully developed operations generating the majority of the Company’s free cash flow, which will be used to fund exploration and to build our new generation of mines.

GOLDSTRIKE PROPERTY (NEVADA)

For the year ended December 31,	2002	2001	% Change

OPERATIONAL STATISTICS

Tons Mined (000’s)	144,533	155,606	-7
Tons Processed (000’s)	11,960	10,562	13
Grade Processed (ounces per ton)	0.20	0.25	-20
Gold Production (000’s of ounces)	2,050	2,263	-9
Mineral Reserves (000’s of ounces)	19,939	20,379	-2

FINANCIAL STATISTICS

Production cost per ounce
Cash operating costs	$209	$183	14
Royalties and production taxes	9	10	-10

Total cash costs	218	193	13
Amortization and reclamation	74	60	23

Total production costs	$296	$253	17

Capital Expenditures (millions)	$46	$122	-62

The Goldstrike Property remains the Company’s single largest producer and has just completed its eighth straight year producing more than 2 million ounces. Cash costs have increased over the past five years as the Property has moved from mining and processing high-grade material to near reserve grade material in both the open pit and underground. As well, electric power and fuel cost increases have pressured costs higher. Power costs increased in the Western United States in 2001, causing our supplier to increase our rates substantially (4.3 cents per kwh to over 7 cents per kwh). We are looking at alternative power suppliers to lower our power costs.

While the Property has matured, it replaced 80% of production in 2002 through reserve expansion in both the open pit (1.3 million ounces) and the underground (642,000 ounces), its best showing since 1999. Overall, the Property is expected to continue to produce at the 2 million ounce level for at least the next four years. Cash costs are expected to remain relatively constant. With the large capital program

20      BARRICK ANNUAL REPORT 2002

completed, the Property contributes the majority of the free cash flow from our existing operations — free cash flow that will play a key role in funding our exploration program and developing our new generation of mines.

In 2002, production declined 9% compared to 2001, while total cash costs increased to $218 per ounce, up from $193 a year earlier. The lower production and higher cash costs were largely due to processing more tons (up 13%) at lower grade (down 20%). In addition, higher power costs (up $6 per ounce) and expensing of deferred stripping costs at Betze-Post (up $14 per ounce) led to higher costs.

In 2003, the Property is expected to produce 2,115,000 ounces of gold (3% higher than 2002) at cash costs of $225 per ounce. The increase in cash costs is largely due to higher royalties and production taxes resulting from higher gold prices.

BETZE-POST MINE

For the year ended December 31,	2002	2001	% Change

OPERATIONAL STATISTICS

Tons Mined (000’s)	142,898	154,233	-7
Tons Processed (000’s)	10,322	9,187	12
Grade Processed (ounces per ton)	0.16	0.20	-20
Gold Production (000’s of ounces)	1,410	1,550	-9
Mineral Reserves (000’s of ounces)	16,051	16,433	-2

FINANCIAL STATISTICS

Production cost per ounce
Cash operating costs	$221	$207	7
Royalties and production taxes	7	8	-14

Total cash costs	228	215	6
Amortization and reclamation	58	52	12

Total production costs	$286	$267	7

Capital Expenditures (millions)	$12	$32	-63

Betze-Post production declined 9% from the previous year. The lower production was due to lower grades processed (down 20%), partially offset by higher throughput (up 12%). To maximize investment returns, the mine plan was designed to process higher-grade ore first and stockpile the lower-grade material in the earlier years of its life. Over the past four years (1999-2002), the average grade processed declined by 41%, while in the past two years the cost of power increased by $19 per ounce. Despite the lower grade, cash costs increased by only $6 per ounce or 3% (excluding power cost increases) over the four-year period because of the mine’s productivity improvements and cost-reduction initiatives.

Proven and probable gold reserves at Betze-Post decreased to 16.1 million ounces from 16.4 million ounces in 2001. The partial reserve replacement

BARRICK ANNUAL REPORT 2002          21

in 2002 was due to lower unit mining and processing costs, which allowed the conversion of a small underground reserve into a larger open pit reserve, as well as the discovery of lower-grade material at the pit bottom last year.

For 2003, production is expected to increase to 1,495,000 ounces due to better grades mined and processed (up 6%) and increased tons processed (up 5%). Lower unit mining costs, combined with higher recovery rates and throughput, are expected to more than offset another power cost increase, resulting in a 4% reduction in cash operating costs per ounce before royalties and production taxes. However, higher spot gold prices are expected to result in higher royalties and production taxes, resulting in total cash costs similar to 2002 at $228 per ounce.

MEIKLE MINE

For the year ended December 31,	2002	2001	% Change

OPERATIONAL STATISTICS

Tons Mined (000’s)	1,635	1,372	19
Tons Processed (000’s)	1,638	1,375	19
Grade Processed (ounces per ton)	0.43	0.56	-23
Gold Production (000’s of ounces)	640	713	-10
Mineral Reserves (000’s of ounces)	3,888	3,946	-1

FINANCIAL STATISTICS

Production cost per ounce
Cash operating costs	$184	$133	38
Royalties and production taxes	14	14	–

Total cash costs	198	147	35
Amortization and reclamation	121	74	64

Total production costs	$319	$221	44

Capital Expenditures (millions)	$34	$90	-62

Meikle production declined 10% from 2001, as total cash costs increased to $198 per ounce from $147 per ounce in 2001. The lower production relates to lower grades processed (down 23%), partially offset by higher mining and processing rates (up 19%), as the Rodeo deposit ramps up to full production. The higher cash costs were due to lower grades mined and processed and higher unit mining costs, particularly in the remnant material of the Main Meikle zone.

In recent years, Meikle has been transitioning from a compact high-grade mining operation to a lower-grade operation spread over a much larger area. Between 1999 and 2002, the average grade mined and processed declined (by 57%) while cash costs per ounce doubled. As the mine has matured, mining in Main Meikle is now focused on secondary stopes where ground conditions are not as competent, leading to production difficulties and higher unit mining costs in 2002.

22          BARRICK ANNUAL REPORT 2002

     As a result, the mine focused on improving planning and scheduling during the year to ensure a more stable production plan going forward.

     Proven and probable reserves at year end 2002 declined marginally to 3.89 million ounces from 3.95 million in 2001, as the mine replaced about 85% of 2002 production. Most of the material added in 2002 had been removed from reserves a year earlier when management determined that more drilling was required to classify the material as reserves. While exploration drilling will continue at depth below Main Meikle and in the Rodeo area, the best potential for reserve additions is likely north of Main Meikle, in an area known as Banshee. Surface drilling is expected to be completed in first quarter 2003; based on the assessment of economic potential, a decision on a Meikle-to-Banshee access drift is expected by mid-2003.

     Production for 2003 is expected to decline to 620,000 ounces, while total cash costs are expected to rise to $219 per ounce. The lower production is largely due to expected lower recovery rates (down 2%), as lower grades processed (down 7%) are offset by higher mining rates (up 7%). Beginning in 2003, Meikle is mining and processing at the average grade of its remaining reserves; as a result, production and costs should be stable around current levels for the remainder of its mine life.

ROUND MOUNTAIN MINE (NEVADA)

For the year ended December 31,	2002	2001	% Change

OPERATIONAL STATISTICS

Tons Mined (000’s)	63,146	70,243	-10
Tons Processed (000’s)	62,222	58,660	6
Grade Processed (ounces per ton)	0.019	0.017	9
Gold Production (000’s of ounces)	755	747	1
Gold Production (Barrick’s share)
(000’s of ounces)	378	373	1
Mineral Reserves (000’s of ounces)	1,875	2,245	-16

FINANCIAL STATISTICS

Production cost per ounce
Cash operating costs	$172	$176	-2
Royalties and production taxes	15	11	36

Total cash costs	187	187	–
Amortization and reclamation	69	62	11

Total production costs	$256	$249	3

Capital Expenditures (millions)	$8	$15	-47

BARRICK ANNUAL REPORT 2002     23

     The Round Mountain joint venture had another strong year, contributing 377,747 ounces of gold to our 50 percent account in 2002. Total cash costs were $187 per ounce, in line with the previous year. The results were better than plan for both production and costs, as a result of better than anticipated grades processed through the mill as well as to the leach pad.

     Proven and probable reserves decreased from 2.2 million to 1.9 million ounces, as only a small portion of production was replaced during the year. This is a solid but mature operation with an expected remaining mine life of four years. Future potential beyond the current deposit resides in an exploration program at the Gold Hill property (located 5 miles from Round Mountain), where follow-up drilling continues to yield encouraging results. The work planned for 2003 will further test the potential economics of this pit and continue to delineate the mineralized zone.

     For 2003, the mine is expected to have another solid year. The marginally lower production of 363,000 ounces and higher costs of $198 per ounce, are primarily due to lower production from the leach pad, as longer haulage cycles result in fewer tons being placed on the pad.

ESKAY CREEK MINE (BRITISH COLUMBIA)

For the year ended December 31,	2002	2001	% Change

OPERATIONAL STATISTICS

Tons Mined (000’s)	254	230	10
Tons Processed (000’s)	256	229	12
Grade Processed (ounces per ton)	1.50	1.55	-3
Grade – Silver (ounces per ton)	72.18	71.07	2
Gold Production (000’s of ounces)	359	321	12
Silver Production (000’s of ounces)	17,763	15,454	15
Mineral Reserves (000’s of ounces)	1,430	1,775	-19

FINANCIAL STATISTICS

Production cost per ounce
Cash operating costs	$36	$46	-22
Royalties and production taxes	4	3	33

Total cash costs	40	49	-18
Amortization and reclamation	134	127	6

Total production costs	$174	$176	-1

Capital Expenditures (millions)	$8	$10	-20

24     BARRICK ANNUAL REPORT 2002

     Eskay Creek had its best year for production despite lower grades and a strike at one of the mine’s key third-party smelters. Production increased 12% in 2002 as cash costs decreased by 18%. The increase in production and lower cash costs were primarily the result of a 10% increase in tons mined and an increase in silver by-product credits.

     To mitigate the impact of the third- party smelter strike which began in July 2002, the mine optimized its milling capacity, increasing throughput (by 12%), re-sequenced the mining efforts to source higher grade ore, and arranged for increased sales to its other main smelter. Though the labor strike continues, shipments of ore and concentrate in late 2002 and early 2003 were close to pre-strike levels, and we anticipate being able to sustain these rates through the balance of this year, even without a labor strike settlement. Proven and probable gold reserves at Eskay decreased to 1.4 million from 1.8 million ounces due to production during the year. A development ramp was completed during the year to follow up on encouraging exploration results. Future reserve expansion is most likely to come from this program. In addition, the surface program generated positive results, with follow-up scheduled in 2003.

     For 2003, production is expected to increase marginally to 363,000 ounces, as higher mining and processing rates (up 11%) are expected to more than offset the lower grades processed. Cash costs are expected to rise to $64 per ounce, primarily due to lower silver grades significantly reducing by-product credits. Longer term, based on current reserves, production is expected to decline and cash costs are expected to rise as the mining and processing move to the average grade of the reserve.

BARRICK ANNUAL REPORT 2002     25

HEMLO PROPERTY (ONTARIO)

For the year ended December 31,	2002	2001	% Change

OPERATIONAL STATISTICS

Tons Mined (000’s)	3,785	3,893	-3
Tons Processed (000’s)	3,812	3,849	-1
Grade Processed (ounces per ton)	0.149	0.167	-11
Gold Production (100%)
(000’s of ounces)	538	632	-15
Gold Production (Barrick’s share)
(000’s of ounces)	269	307	-12
Mineral Reserves (000’s of ounces)	2,118	2,517	-16

FINANCIAL STATISTICS

Production cost per ounce
Cash operating costs	$216	$189	14
Royalties and production taxes	8	7	14

Total cash costs	224	196	14
Amortization and reclamation	40	36	11

Total production costs	$264	$232	14

Capital Expenditures (millions)	$6	$6	–

     Hemlo, of which we own a 50 percent interest, is a joint venture comprised of the David Bell and Williams underground mines and the Williams open pit. In 2002, production declined (by 12%) while cash costs increased (by 14%) to $224 per ounce. The lower production and higher costs were primarily due to ground control problems that began early in 2002 and resulted in restricted access to some high-grade areas and increased dilution levels. A revised mine sequence, new backfill methods and improved planning should provide the foundation for more secure and predictable results from the underground operation in the future.

     Hemlo’s proven and probable reserves at year end 2002 stood at 2.1 million ounces compared to 2.5 million ounces one year earlier. In addition to not replacing 2002 production, mining recovery rates used for reserve estimation purposes were adjusted in those areas affected by the ground control problems, resulting in an additional 115,000 ounces being removed from reserves.

     For 2003, production for our account is expected to be 253,000 ounces, resulting in marginally higher cash costs of $231 per ounce. The lower production and higher cash costs are primarily due to lower grades, only partially offset by an increase in mill throughput. Longer term production and costs are expected to be similar to 2003.

26     BARRICK ANNUAL REPORT 2002

HOLT-MCDERMOTT MINE (ONTARIO)

For the year ended December 31,	2002	2001	% Change

OPERATIONAL STATISTICS

Mine
Tons Mined (000’s)	520	489	6
Tons Processed (000’s)	520	497	5
Grade Processed (ounces per ton)	0.17	0.18	-4
Gold Production (000’s of ounces)	84	84	–
Mineral Reserves (000’s of ounces)	154	293	-47

FINANCIAL STATISTICS

Production cost per ounce
Cash operating costs	$173	$163	6
Royalties and production taxes	–	2	-100

Total cash costs	173	165	5
Amortization and reclamation	96	93	3

Total production costs	$269	$258	4

Capital Expenditures (millions)	$7	$7	–

     While Holt-McDermott’s 2002 production was the same as the prior year, cash costs were higher (up 5%). Higher costs were a result of an increase in tons mined and processed combined with a 4% decline in grade.

     Proven and probable reserves at year end 2002 stood at 154,000 ounces. Based on mining experience, anticipated reserve grades were adjusted down, resulting in a loss of 51,000 ounces net of 2002 production.

     For 2003, production is expected to rise 16% to 97,000 ounces as cash costs rise to $218 per ounce. Production will be up as a result of accessing higher-grade ore, while costs will rise primarily due to the expensing of mining costs relating to ongoing development.

BARRICK ANNUAL REPORT 2002     27

SOUTH AMERICA

     > Home of Barrick’s second-largest cash flow generator, the Pierina mine.

     > Three development projects that make up the majority of our current pipeline:

          > Our recently discovered Alto Chicama Property in Peru.

          > Our largest development project, the Pascua-Lama and Veladero district, straddling the Chilean and Argentinean border.

     > Large grass roots exploration programs in Peru and Argentina.

PIERINA MINE (PERU)

For the year ended December 31,	2002	2001	% Change

OPERATIONAL STATISTICS

Mine
Tons Mined (000’s)	32,311	30,742	5
Leach – Tons to pad (000’s)	13,414	10,968	22
Grade Processed (ounces per ton)	0.080	0.097	-18
Gold Production (000’s of ounces)	898	911	-1
Mineral Reserves (000’s of ounces)	3,602	4,748	-24

FINANCIAL STATISTICS

Production cost per ounce
Cash operating costs	$80	$40	100
Royalties and production taxes	–	–	–

Total cash costs	80	40	100
Amortization and reclamation	191	195	-2

Total production costs	$271	$235	15

Capital Expenditures (millions)	$5	$12	-58

     Pierina production declined marginally (down 1%) compared to the prior year, at cash costs of $80 per ounce compared to $40 per ounce in 2001. Cash costs included an unbudgeted increase of $6 per ounce related to higher operating costs caused by a tax assessment received late in the year. Cash costs doubled over the prior year, largely as a result of deferred mining costs being charged as mining activity moves to lower-grade areas of the pit. Similar to the Goldstrike Property, Pierina’s higher-grade material was mined and processed early in the mine’s life to maximize cash flows and investment returns. To date, the mine has been able to increase mining and processing rates and lower unit costs to offset declining grades.

     At year end 2002, proven and probable reserves declined to 3.6 million ounces of gold, as the mine did not replace 2002 production. The 2002 exploration program identified a resource south and southeast of the pit, targets located near surface at the north end of the pit, as well as one adjacent to the final wall of the south end of the pit, all of which are scheduled for follow-up in 2003. Any positive exploration results would likely only extend the mine life marginally past its remaining mine life of five years.

28     BARRICK ANNUAL REPORT 2002

     In 2003, production and total cash costs are expected to rise marginally to 908,000 ounces at $86 per ounce. Grades mined are expected to decline by 5%, but should be more than offset by a 22% increase in tons mined. Beginning in 2004, the mine is expected to move to lower grades in the open pit, resulting in lower production and marginally higher cash costs.

ALTO CHICAMA PROJECT (PERU)

     In April 2002, we announced a significant discovery at our Alto Chicama Property. The initial inferred resource at the time of the announcement was estimated at 3.5 million ounces of gold. As a result of drilling during the course of the year, 6.5 million ounces were brought into probable reserves for Canadian reporting purposes1. In addition, we have 2 million ounces in the measured and indicated resource category and 1 million ounces of inferred resource for a total reserve and resource of 9.5 million ounces of gold (as of January 31, 2003).

     We began exploring the Alto Chicama area in the first quarter of 2001, when we acquired the option to explore the Property from the Peruvian state mining company (Centromin). In November 2002, we exercised our rights under the option agreement to acquire the Property by completing a technical evaluation and paying a $2 million advance royalty. We now have a 100% interest in the Property subject to a 2.51% net smelter return royalty to Centromin.

     The preliminary feasibility study estimates Alto Chicama will produce 500,000 ounces per year beginning in 2005, at an average cash cost over the first decade of $130 per ounce. Capital costs are projected at $300 to $350 million. As 2002 ended, work focused on infill drilling, mine planning and condemnation drilling. Metallurgical tests indicate the oxide ore is amenable to heap leaching with recoveries in the range of 80%.

     For 2003, the focus at Alto Chicama will be to complete the Environmental Impact Statement and a final feasibility study. Subject to Board approval and final permitting, construction is expected to start in late 2003 or early 2004. The timing of construction and production is most dependent on when we receive our permits. Based on the work to date, the construction, geologic, mining and processing risks appear low, as the project is very similar in many respects to our Pierina mine.

PASCUA-LAMA AND VELADERO PROJECTS (CHILE/ARGENTINA)

Veladero

     The Veladero feasibility study was completed during third quarter 2002. It defines an operation mining ore from two open pits (Filo Federico and Amable), a two-stage crushing circuit and a valley fill heap leach, very similar to our Pierina mine in Peru, at an estimated initial construction cost of $425 million. Veladero is expected to commence production in early 2006, producing 530,000 ounces of gold at a cash cost of $155 per ounce over the first decade of the mine’s operation. The Property’s Environmental Impact Statement was submitted in January 2003.

1 For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934) as interpreted by the Staff of the U.S. Securities and Exchange Commission applies different standards in order to classify mineralization as a reserve. Accordingly, Alto Chicama is classified as mineralized material for U.S. reporting purposes.

BARRICK ANNUAL REPORT 2002     29

     Definition drilling during the year expanded the reserves (for Canadian reporting purposes) for the two pits to 9.4 million ounces1, compared to 8.4 million in 2001. Between these two pits is a third mineralized zone, Cuatro Esquinas, which provides future exploration potential.

     Veladero’s 2003 field program will focus on the construction of the access road and camp infrastructure. Full construction is expected to commence September 2003, subject to receiving all permits and arranging any project financing. However, this schedule is dependent on our ability to gain comfort with the political and economic uncertainty in Argentina. Based on the work to date, the geologic, mining and processing risks appear manageable, as the project is very similar to our Pierina mine.

Pascua-Lama

     In late 2000, a decision was made to postpone construction start-up at Pascua-Lama, based on the then low gold and silver price environment. Now, with the inclusion of nearby Veladero in the portfolio (as a result of our Homestake merger) and the higher gold price environment, Pascua-Lama is expected to commence production in 2008, subject to final permitting, completing optimization of the feasibility study and arranging any project financing. Over the past year, work on Pascua-Lama has been directed at further optimization of the development plan to reduce the capital and operating cost structure. With the completion of the Veladero feasibility study, we are now in a position to evaluate synergies in terms of infrastructure, administrative support and construction activities. The mine is planned as an open pit, centered at an elevation of 4,600 meters. The majority of the gold is expected to come from oxide ores in the first several years of operation. As deeper sulfide ores are encountered, a flotation circuit is expected to be added to maintain recovery rates. On the processing front, Pascua-Lama’s metallurgy is challenging, but based on the extensive work we have done to date, we believe we can successfully process the various ores Pascua-Lama presents. While the property is located very high in the Andes, the altitude is not dissimilar to our former El Indio/Tambo operations in Chile or several large copper mines.

     Proven and probable reserves at year end 2002 were unchanged at 16.9 million ounces of gold and 594 million ounces of silver, as the project did not have any further reserve development activity during the year.

     The optimized feasibility study is expected to be completed in 2004, with construction start-up potentially occurring in late 2005. Production is targeted at 800,000 ounces of gold annually at cash costs of $85 per ounce for the first decade. The initial construction cost is currently estimated at $1,175 million.

[1]	For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934) as interpreted by the Staff of the U.S. Securities and Exchange Commission applies different standards in order to classify mineralization as a reserve. Accordingly, Veladero is classified as mineralized material for U.S. reporting purposes.

30     BARRICK ANNUAL REPORT 2002

AFRICA

     > Tanzania (East Africa) represents Barrick’s African expansion.

     > Bulyanhulu completed its first full year of production in 2002.

     > A significant land position in the Lake Victoria goldfields of northern Tanzania with a large and active exploration program.

     > Geology in the Lake Victoria area is similar to the gold belts in Northern Ontario and Quebec and Western Australia, two of the most successful gold producing regions of the world.

BULYANHULU MINE (TANZANIA)

For the year ended December 31,	2002	2001	% Change

OPERATIONAL STATISTICS

Mine
Tons Mined (000’s)	944	455	107
Tons Processed (000’s)	1,075	778	38
Grade Processed (ounces per ton)	0.39	0.38	2
Gold Production (000’s of ounces)	356	242	47
Mineral Reserves (000’s of ounces)	11,653	12,009	-3

FINANCIAL STATISTICS

Production cost per ounce
Cash operating costs	$190	$186	2
Royalties and production taxes	8	11	-27

Total cash costs	198	197	1
Amortization and reclamation	102	98	4

Total production costs	$300	$295	2

Capital Expenditures (millions)	$56	$153	-63

     In its first full year of operation, Bulyanhulu produced 356,319 ounces of gold at a cash cost of $198 per ounce. Production was marginally lower than plan (by 2%), while cash costs exceeded our 2002 estimates by $25 per ounce. The slightly lower production and higher costs were due to two main factors. First, we mined and processed more tons at lower than planned grade to produce total ounces similar to plan. Grades were lower as a result of delays in accessing higher-grade stopes and higher than planned dilution. Second, higher concentrate transportation and treatment costs and royalties also pushed costs up. While full-year costs were above plan, the trend within the year shows improvement, as cash costs in fourth quarter 2002 decreased to $185 per ounce as grades increased.

BARRICK ANNUAL REPORT 2002     31

     While Bulyanhulu has experienced teething pains ramping up to full production, we see positive signs moving forward. Mining and processing rates are now exceeding feasibility study levels and grades mined continue to improve as the mining team gains experience. The $194 million outstanding under the project loan has become non-recourse to Barrick as the mine met the physical and technical requirements of completion during the first quarter of 2003.

     For 2003, production is expected to increase to 415,000 ounces (up 16%) as total cash costs decline to $175 per ounce, reflecting a full year of expected better grades and recovery rates. The mining and processing rates are expected to rise with both the September 2002 completion of the mine-shaft, allowing ore and waste to be transported faster than the current ramp system and the installation of a second tailings pipeline.

TANZANIAN EXPLORATION UPDATE

     2003 will mark the beginning of our fourth year of exploration in Tanzania, one of the more prospective areas in the world. The strategy of land acquisition and cost-effective grass roots exploration that succeeded in evaluating a large ground position and generating drill targets, is now nearly complete. Our focus in 2003 will be on fewer properties with higher exploration potential.

     During 2002, engineering studies were carried out at Tulawaka. A feasibility study for a small open pit, milling operation is nearing completion. Preparation of an Environmental Impact Statement is progressing on schedule, and a development decision is expected in the first half of 2003 for the operation. Exploration drilling is scheduled for second quarter 2003 on the West Zone as well as on other targets outlined in 2002.

     The Kabanga nickel property was part of a 1999 acquisition, which also gave us Bulyanhulu. We have been evaluating the potential of the project over the course of 2002, expanding the resource and completing a scoping study to ascertain the value of the asset.

32     BARRICK ANNUAL REPORT 2002

AUSTRALIA

     > Second-largest-producing region for the Company.

     > Two key assets:

          > Yilgarn District, comprised of three mines (Plutonic, Darlot and Lawlers)

          > Kalgoorlie Super Pit, Australia’s largest gold mine – 50 percent interest

     > A portfolio of exploration properties, plus the Cowal development project with 2.8 million ounces of proven and probable reserves.

AUSTRALIAN PROPERTIES

     > Yilgarn District

              Plutonic

              Darlot

              Lawlers

     > Kalgoorlie

     > Cowal

PLUTONIC MINE (WESTERN AUSTRALIA)

For the year ended December 31,	2002	2001	% Change

OPERATIONAL STATISTICS

Open Pit Tons Mined (000’s)	13,233	11,328	17
U/G Tons Mined (000’s)	1,056	806	31
Tons Processed (000’s)	3,532	3,496	1
Grade Processed (ounces per ton)	0.097	0.091	7
Gold Production (000’s of ounces)	307	288	7
Mineral Reserves (000’s of ounces)	2,533	1,588	60

FINANCIAL STATISTICS

Production cost per ounce
Cash operating costs	$175	$159	10
Royalties and production taxes	9	7	29

Total cash costs	184	166	11
Amortization and reclamation	38	45	-16

Total production costs	$222	$211	5

Capital Expenditures (millions)	$20	$11	82

     Plutonic, the largest of the three Yilgarn District mines, consists of both open pit and underground operations. 2002 production increased (by 7%) over 2001, while total cash costs increased (by 11%) to $184 per ounce. Production was lower and costs higher due to delays in meeting the timetable for mining the new higher-grade under- ground Timor zone. To substitute for the lower underground production, the mine accelerated production of higher-cost open pit ore and low-grade stockpiles.

     Proven and probable reserves increased net of production by 945,000 ounces (adding three years of production to the mine life) to 2.5 million ounces. This made 2002 the fourth consecutive year the mine more than replaced production – and, more importantly, at better grade than the existing reserves. We view the exploration potential of this mine favorably and will continue with a significant exploration program in the area in 2003.

BARRICK ANNUAL REPORT 2002     33

For 2003, production is expected to decline to 295,000 ounces due to lower throughput and recovery rates, resulting in marginally higher cash costs of $194 per ounce. The lower production and higher cost are primarily due to lower throughput, resulting from lower open pit mining rates and depletion of low-grade stockpiles.

DARLOT MINE (WESTERN AUSTRALIA)

For the year ended December 31,	2002	2001	% Change

OPERATIONAL STATISTICS

Tons Mined (000’s)	840	794	6
Tons Processed (000’s)	849	806	5
Grade Processed (ounces per ton)	0.176	0.161	9
Gold Production (000’s of ounces)	145	125	16
Mineral Reserves (000’s of ounces)	1,269	1,341	-5

FINANCIAL STATISTICS

Production cost per ounce
Cash operating costs	$160	$167	-4
Royalties and production taxes	8	6	27

Total cash costs	168	173	-3
Amortization and reclamation	47	46	3

Total production costs	$215	$219	-2

Capital Expenditures (millions)	$7	$11	-36

DARLOT

2002 production at Darlot increased (by 16%) over 2001, while total cash costs declined (by 3%) to $168 per ounce, primarily due to higher throughput and higher grades. The mine replaced half of its production in 2002, finishing the year with approximately 1.3 million ounces of proven and probable reserves. Based on its current reserve base, the mine has a remaining mine life of about 10 years.

For 2003, Darlot expects to have a similar year in terms of both production at 143,000 ounces and cash costs of $176 per ounce.

LAWLERS

Production at Lawlers increased (by 9%) over 2001, at a cash cost of $179 per ounce, 6% lower than the prior year mainly due to an increase in grades processed (15%). The mine replaced production in 2002, finishing the year with about 500,000 ounces of proven and probable reserves. Based on its current reserve base, Lawlers has about five years remaining in its mine life. An extensive 2003 exploration program will test deeper extensions to the ore body.

Lawlers expects production similar to 2002 at 111,000 ounces, but at higher costs of $213 per ounce, due to lower grades, recovery rates and higher-cost open pit production.

34          BARRICK ANNUAL REPORT 2002

LAWLERS MINE (WESTERN AUSTRALIA)

For the year ended December 31,	2002	2001	% Change

OPERATIONAL STATISTICS

Open Pit Tons Mined (000’s)	4,030	—	100
U/G Tons Mined (000’s)	716	628	14
Tons Processed (000’s)	718	775	-7
Grade Processed (ounces per ton)	0.162	0.141	15
Gold Production (000’s of ounces)	113	104	9
Mineral Reserves (000’s of ounces)	509	505	1

FINANCIAL STATISTICS

Production cost per ounce
Cash operating costs	$171	$184	-7
Royalties and production taxes	8	7	14

Total cash costs	179	191	-6
Amortization and reclamation	42	52	-19

Total production costs	$221	$243	-9

Capital Expenditures (millions)	$7	$5	40

KALGOORLIE MINE (WESTERN AUSTRALIA)

For the year ended December 31,	2002	2001	% Change

OPERATIONAL STATISTICS

Open Pit Tons Mined (000’s)	91,843	91,248	1
U/G Tons Mined (000’s)	805	1,353	-40
Tons Processed (000’s) (100%)	14,101	13,192	7
Grade Processed (ounces per ton)	0.061	0.066	-8
Gold Production (100%) (000’s of ounces)	720	769	-6
Gold Production (Barrick’s share) (000’s of ounces)	360	385	-6
Mineral Reserves (000’s of ounces)	5,551	5,724	-3

FINANCIAL STATISTICS

Production cost per ounce
Cash operating costs	$215	$196	10
Royalties and production taxes	7	7	—

Total cash costs	222	203	9
Amortization and reclamation	57	49	16

Total production costs	$279	$252	11

Capital Expenditures (millions)	$14	$19	-26

BARRICK ANNUAL REPORT 2002          35

2002 production at the Kalgoorlie joint venture (50%) was 6% lower than in the prior year, while total cash costs were 9% higher, due primarily to lower grades (down 8%) and recovery rates (off 2%). The Mt. Charlotte underground deposit was originally scheduled for closure at the end of 2001, but remained open, contributing 63,200 ounces (Barrick’s share) to total production in 2002. Mt. Charlotte is not budgeted for production in 2003, but is still mining residual ore that may prolong its life by a few months.

Barrick’s share of proven and probable reserves at year end declined to 5.6 million ounces compared to 5.7 million in the prior year. Extensive inpit drilling during the year and remodeling of proven and probable reserves resulted in a reduction of the mineral resource base. The 2003 exploration program will concentrate on testing deep structurally controlled targets under the Super Pit and to the east of Mt. Charlotte. While Kalgoorlie remains one of the longest-life assets, the asset is maturing, and future reserve additions are less likely to be identified.

For 2003, our share of production is expected to be lower at 344,000 ounces (down 4%) and cash costs higher at $237 per ounce (up 7%), with lower throughput after the winding down of the higher-grade underground operation in 2002, partially offset by an increase in open pit tons mined. A technical committee made up of the two joint venture partners was formed last year to explore ways to improve the production and cost profiles at Kalgoorlie. The committee’s recommendations are expected by mid-year.

COWAL PROJECT (NEW SOUTH WALES)

The Cowal project, acquired in early 2001, came to us with a completed Environmental Impact Statement and feasibility study. In the latter part of 2001, we began a technical program, including drilling and engineering studies, to optimize the feasibility study, which we anticipate will be completed in 2003.

Cowal’s mine plan and process facilities have been designed to produce approximately 270,000 ounces of gold per year at an average cash cost of $170 per ounce. The main deposit contains proven and probable reserves of 2.8 million ounces. While the total contained ounces remained the same as the year earlier, the grade declined (by 25%) due to additional drilling and more conservative reserve modeling. However, cash costs are expected to be similar because of the optimization work completed during the year.

Construction is expected to commence in 2003, with production expected mid-2005, subject to final permitting and an optimized feasibility study. In 2003, we will continue metallurgical test work aimed at further optimizing the scope and economics of the project. The timing of construction and production is most dependent on the timing of receiving our final permits.

36          BARRICK ANNUAL REPORT 2002

Our Australian asset base represents solid long-term production. The principal risk to that production is the impact of a stronger Australian dollar that would push cash costs up. To mitigate that risk, we have entered into currency hedge contracts for most of our Australian dollar costs through 2005. For additional detail regarding foreign currency contracts, see note 23 (D) “Other derivative instruments outstanding” to our consolidated financial statements.

OTHER PROPERTIES

Other Properties include five mines (El Indio, Bousquet, McLaughlin, Ruby Hill and Agua de la Falda) that were closed during the year due to the depletion of reserves, as well as the Marigold mine in Nevada, in which we have a 33% interest and which remains in operation. In 2002, our Other Properties produced 374,774 ounces of gold, 7% of our production, at an average total cash cost of $189 per ounce, compared to 721,771 ounces at total cash costs of $198 per ounce in the prior year.

For 2003, Marigold is expected to produce 45,000 ounces at a cash cost of $170 per ounce. The decline in overall production for the Company in 2003, relates to the closure of the five mines over the course of 2002.

For the year ended December 31,	2002	2001	% Change

OPERATIONAL STATISTICS

Gold Production (000’s of ounces)	375	722	-48
Mineral Reserves (000’s of ounces)	678	1,100	-38

FINANCIAL STATISTICS

Production cost per ounce
Cash operating costs	$180	$195	-8
Royalties and production taxes	9	3	200

Total cash costs	189	198	-5
Amortization and reclamation	50	84	-40

Total production costs	$239	$282	-15

Capital Expenditures (millions)	$15	$2	650

BARRICK ANNUAL REPORT 2002          37

COSTS AND EXPENSES

EXPLORATION AND BUSINESS DEVELOPMENT

Our exploration strategy is to maintain a geographic mix of projects at different stages in the exploration process. Our early stage exploration effort focuses on four major areas where we possess significant infrastructure: Peru, Tanzania, Australia and Chile/Argentina.

> Exploration and Business Development Expense

	2003E	2002	2001

North America	$17	$13	$17
Australia	11	8	8
South America
Veladero	10	20	44
Alto Chicama district	31	29	—
Other	9	8	7
Africa	8	9	9
Other/Business Development	24	17	18

	$110	$104	$103

In 2002, our most significant expenditures were incurred at our Veladero and Alto Chicama projects. At the beginning of 2002, our plan assumed that Veladero would achieve reserve status during the year. During 2002, we concluded that greater certainty was required in connection with certain matters to warrant presentation as a reserve under SEC rules. As a result, we expensed costs incurred throughout 2002. We expect Veladero to achieve reserve status under SEC rules during 2003. Until the project achieves this status, we will expense costs incurred, totaling about $10 million.

Following our exploration success at Alto Chicama in 2002, we increased our initial exploration budget from $5 million, with actual expenditures for the year reaching $29 million. For 2003, we expect to spend $31 million to advance the project, which will be expensed as the resource does not yet qualify as a reserve for U.S. reporting purposes.

AMORTIZATION

Amortization totaled $519 million ($85 per ounce) in 2002, compared to $501 million or $76 per ounce in 2001. The overall increase in amortization expense was caused by a rise in amortization charges per ounce at some mines, offset by an 8% decrease in the number of ounces sold.

38          BARRICK ANNUAL REPORT 2002

The overall increase in amortization per ounce in 2002 reflects two main factors: a change in the mix of gold sales at our mines, with a greater proportion of sales coming from mines with higher amortization rates, and higher amortization of $17 million at Meikle. The completion of construction of Rodeo in 2001 and the reduction of proven and probable reserves at the beginning of 2002 raised Meikle’s amortization expense per ounce from $72 to $119 in 2002.

For 2003, amortization is expected to increase to $533 million, or $95 per ounce. A large part of this increase is due to the low amortization rates at mines that closed in 2002, with the remainder being mainly a function of the changing mix of production and capital additions. Beyond 2003, we expect amortization to be in the $80 to $90 per ounce range, depending on the extent of exploration success at our operating mines. Our new development projects are expected to have amortization rates of between $50 and $75 per ounce, which could bring our overall per ounce amortization charge down over time.

We are presently reviewing recent regulatory and accounting developments in the preferred practice for amortizing underground development costs. Once we finalize our review, we may modify our amortization policy, which will result in changes to amortization charges for 2003 and beyond. At this point, we have yet to estimate the impact of any potential changes.

ADMINISTRATION

In 2002, administration costs decreased by $22 million to $64 million. We achieved administrative savings of about $27 million, reflecting the synergies of integrating Barrick and Homestake, but this was partially offset by a $3 million compensation expense for our restricted share unit plan, and a $3 million increase in World Gold Council fees. World Gold Council fees totaled $13 million in 2002. For 2003, administration costs are expected to be about $70 million.

In 2002, we recorded a pension benefit expense of $2 million (2001 — $6 million credit, excluding benefit enhancement charges of $39 million related to the Homestake merger). We do not expect that our future earnings will be significantly affected by our existing defined benefit pension plans due to the relatively small size of the plans. Also, most members in these plans are no longer actively employed by us, and have therefore ceased earning benefits under the plans.

BARRICK ANNUAL REPORT 2002          39

Through 2002, a significant portion of our defined benefit pension plan assets were invested in fixed income securities, with the remainder invested in equity securities. Because of this mix of investments, the return on plan assets and funding status of our plans was not as adversely affected by the general decline in equity markets compared to plans operated by some other companies. At the end of 2002, we had an unfunded liability of $27 million. As a result, based on current markets, we may be required to make a contribution to more fully fund the plans in the future.

INTEREST EXPENSE

We incurred $59 million in interest costs and financing charges in 2002, related mainly to our debentures and our Bulyanhulu project financing. Overall, our effective interest rate declined slightly in 2002 to 7.2%, from 7.3% in 2001. In 2002, we expensed interest of $57 million and capitalized $2 million to mine development activities at Cowal. In 2001, we expensed $25 million and capitalized $42 million to development and construction activities at Pascua-Lama, Bulyanhulu and Rodeo.

We use interest rate swaps to manage the effective rates of interest we pay on our long-term debt. On $250 million of our $500 million debentures, we have converted the fixed 7.5% interest rate to a floating rate through 2007, taking advantage of low market interest rates. Through this strategy, we managed to reduce the effective rate on this portion of the debentures to 5.7% in 2002. On our Bulyanhulu financing, we have taken advantage of the present low interest rates to fix the interest rate for the term of the debt at a rate of about 7%. For 2003, we expect to incur a similar amount of interest as in 2002, but interest expense is expected to decline to about $49 million after capitalizing about $10 million at Cowal and Veladero.

MERGER AND RELATED COSTS

The cost of completing the 2001 merger with Homestake of $117 million was recorded in 2001 earnings. In 2002, cash payments of merger and related costs totaled $50 million. Other amounts totaling $10 million were settled through pension plan enhancements. We also recorded a small adjustment to the accrual of $2 million in 2002 earnings that reflects the difference between actual and estimated costs.

LITIGATION COSTS

On January 15, 2002 the Supreme Court of British Columbia ruled in favor of Inmet Mining Corporation and against Homestake Canada Inc. (“HCI”) in connection with litigation relating to the proposed sale of the Troilus gold mine to HCI in 1997. The judgement, which we have appealed, was for $59 million, and we recorded a provision for this amount in 2001. We expect a judgement to be rendered on our appeal in 2004.

INTEREST AND OTHER INCOME

Interest and other income decreased slightly to $29 million in 2002 from $32 million in 2001. The decrease primarily reflects $8 million lower interest income on cash balances, mainly due to declining interest rates, partially offset by foreign currency translation losses which totaled $10 million in 2001.

In 2002, we earned an effective interest rate on our cash of 3.4% compared to 5.3% in 2001. The decrease in the effective rate in 2002

40          BARRICK ANNUAL REPORT 2002

reflects a general decline in market interest rates from 3.8% to 1.8% over the last two years. Through interest rate swaps we earned a fixed rate of 4.1% for 2002 on $500 million of our cash balances, with the additional cash earning interest at lower market interest rates.

For 2003, we expect interest and other income to decrease further to about $23 million, reflecting a full year’s effect of lower market interest rates. Through the use of interest rate swaps we have locked in a fixed rate of 3.8% on $650 million of our cash balances, with the excess cash earning interest at market interest rates.

> Non-Hedge Derivative Gains (Losses)

(millions)	2002	2001

Commodity contracts	$(2)	$57
Currency contracts	8	(15)
Interest and lease rate contracts	(12)	(9)

	$(6)	$33

Non-hedge derivative gains and losses arise on derivative instruments used in our risk management strategy that do not qualify for hedge accounting treatment. These gains and losses do not include any gains or losses on our gold sales contracts. The gains and losses occur because of changes in commodity prices, currency exchange rates and interest rates.

Commodity Contracts

In 2001, gains of $57 million on written call options outstanding at that time were mainly due to changes in spot gold prices. In 2002, we did not have a significant call option position outstanding and incurred net losses of $2 million.

Currency Contracts

Gains on currency contracts in 2002 were mainly caused by the impact of a strengthening Australian dollar on non-hedge contracts. Losses in 2001 were due to changes in both the Canadian and Australian dollar. At the end of 2002, we held foreign currency contracts with notional amounts of A$83 million and C$26 million, which do not qualify for hedge accounting treatment. The contracts act as an economic hedge, but do not meet the strict FAS 133 criteria for hedge accounting treatment, due to a mismatch in the timing of contract maturities and the forecasted expenditures. These contracts are being marked-to-market through earnings.

Interest and Lease Rate Contracts

Losses on interest and lease rate swaps in 2002 were $12 million (2001 — $9 million loss). The losses were primarily related to our total return swaps and were largely the result of the widening of credit spreads over yields on government securities. During 2002, we closed out substantially all of the total return swaps, so our future results will not be significantly affected by these contracts. At the end of 2002, we held pay-fixed US dollar interest rate swaps with notional amounts of $150 million (2001 — $275 million) and receive-fixed gold lease rate swaps with notional amounts of 6.4 million ounces or about $2 billion (2001 — 6.2 million ounces). Both are being marked-to-market through earnings. These gold lease rate swaps represent all of our current gold lease rate exposure.

BARRICK ANNUAL REPORT 2002          41

INCOME TAXES

In 2002, we recorded a tax credit of $16 million compared to a credit of $14 million in 2001. In fourth quarter 2002, we recorded a tax credit of $22 million, mainly reflecting the resolution of certain tax uncertainties. Excluding the credit recorded in fourth quarter 2002, our relatively low effective tax rate is mainly because a significant portion of our earnings are generated in a low tax-rate jurisdiction. We have also begun to realize the benefit of tax synergies from the Homestake merger through the integration of our North American operations.

Should gold prices remain in the $350 per ounce range, we expect our underlying effective tax rate to rise to about 15 to 20%, because a larger portion of our earnings would come from tax jurisdictions with higher tax rates. At spot gold prices in excess of $400, we estimate that our effective tax rate would be about 30%.

Our income tax expense is also affected by changes in the level of valuation allowances recorded against deferred tax assets. Valuation allowances are recorded where there is substantial uncertainty over the realization of a tax asset. Among other things, a sustained upward trend in gold prices may result in a decrease in valuation allowances with corresponding tax credits recorded in earnings.

STATEMENT OF COMPREHENSIVE INCOME

Comprehensive income consists of net income or loss, together with certain other economic gains and losses that are collectively described as “other comprehensive income” and are excluded from the income statement.

In 2002, other comprehensive income included: losses of $21 million arising on translation of the financial statements of our Argentinean subsidiaries due to the devaluation of the Argentinean Peso; unrealized gains of $28 million arising on interest rate swaps and foreign currency contracts that are accounted for as cash flow hedges; and the transfer of $21 million of gains on these cash flow hedges to earnings in the year.

In 2001, other comprehensive income included losses of $26 million arising on translation of the financial statements of our Australian subsidiaries due to the devaluation of the Australian dollar; and the transfer of losses of $25 million on cash flow hedges to earnings in 2001. After the merger with Homestake in 2001, changes in circumstances indicated that the functional currency of our Australian subsidiaries is the United States dollar, which means that, for 2002 and beyond, the financial statements of our Australian subsidiaries are translated at historic exchange rates rather than current market rates. Therefore, translation of these subsidiaries’ financial statements no longer results in the recognition of unrealized gains and losses in other comprehensive income.

42          BARRICK ANNUAL REPORT 2002

LIQUIDITY & CAPITAL RESOURCES

LIQUIDITY

Liquidity can be described as the ability of an enterprise to generate adequate amounts of cash to meet its needs. In recent history, the main sources of liquidity for us have been our net cash inflow from operating activities, our large cash position, and our various debt-financing facilities. Currently, our debt facilities include our publicly traded debentures, our Bulyanhulu project financing, and our $1 billion revolving credit facility with a syndicate of global banks.

In the last three years we have generated substantial levels of operating cash flow, and we believe this to be one of our fundamental financial strengths. We expect capital needs of about $2 billion over the next five years to build our four development projects, as well as between $100 and $200 million per year for sustaining capital at our existing operations. Our alternatives for sourcing this capital include our $1 billion cash position, our future operating cash flows and project financings. We are evaluating these alternatives to determine the optimal mix of capital resources for the projects. We expect that present levels of liquidity in these sources of financing will be adequate to meet our expected capital needs.

While a deterioration in our credit rating would not adversely affect our existing debt obligations or gold sales contracts, it could impact the cost of borrowing for any new financings. There are a number of factors that are important to our “A” credit rating, including: our market capitalization; the strength of our balance sheet, including the amount of net debt and our debt-to-equity ratio; our cash generating ability, including cash generated by operating activities and expected capital expenditure requirements; the quantity of our gold reserves; and our relatively low geopolitical risk profile due to the location of our mines.

Like most financial contracts, our revolving credit facility and our gold sales contracts require us to comply with certain financial covenants. These covenants include: (a) Maintaining a minimum consolidated tangible net worth of over $2.0 billion (our consolidated net worth as at December 31, 2002 was over $3.3 billion); and (b) Maintaining a maximum long-term debt to consolidated net worth ratio below 1.5:1 (the ratio as at December 31, 2002 was under 0.25:1). The calculation of net worth excludes the unrealized mark-to-market gain or loss on our derivative instruments and gold sales contracts.

In the unlikely event that we breach these covenants, we would be in default of our gold sales contracts, which could result in the counterparties requiring settlement of these contracts; and also the syndicate of banks in our credit facility could require repayment of amounts outstanding at that time.

In this discussion of financial resources and liquidity, we address our Consolidated Statements of Cash Flows, our Consolidated Balance Sheets and our Consolidated Statements of Shareholders’ Equity.

BARRICK ANNUAL REPORT 2002          43

STATEMENTS OF CASH FLOWS

Our consolidated cash and equivalents totaled $1,044 million at the end of 2002, up from $574 million at the end of 2001. The main reasons for the increase in 2002 were the maturity of term deposits totaling $159 million, and free cash flow generated in the year of $361 million1 (2001 – $114 million; 2000 – $230 million). The increase in free cash flow is mainly due to lower capital expenditures in 2002 compared with prior years. Our free cash flow will be reduced by capital expenditures relating to our development plan over the next few years.

OPERATING ACTIVITIES

Our operating cash flow is significantly affected by the volume of gold sales, as well as realized gold prices and cash operating costs. In 2002, our average realized gold price per ounce sold increased by $22, although this was offset by a $15 per ounce increase in total cash operating costs. Overall, our operating cash flow remained similar to 2001, due to the combined effect of a variety of factors, including: increased cash margins in 2002 (defined as gold sales less cash operating costs), which generated extra operating cash flow of about $40 million, combined with a $34 million inflow due to reduced inventory levels offset by lower sales volumes that reduced operating cash flow by about $25 million; and an increase in cash payments for reclamation and closure costs by $35 million, mainly at inactive mines.

For 2003, we expect our operating cash flow to remain at similar levels to 2002, assuming an average realized gold price of $350, as higher gold prices are offset by higher cash operating costs and lower gold sales volumes.

INVESTING ACTIVITIES

Our most significant ongoing investing activities are for capital expenditures at our mines. Annually, we invest in sustaining capital at our mines, including expenditures relating to underground development activities. We also incur significant capital expenditures in the development and construction phases of new mines, although the yearly level varies depending on the status of our development projects.

Capital expenditures decreased by $246 million in 2002 to $228 million. In 2002, expenditures were mainly for sustaining capital and underground development. Higher expenditures in the previous two years were mainly due to: underground development at Meikle and Rodeo (2001 – $90 million; 2000 – $80 million); construction of the Bulyanhulu Mine (2001 – $153 million; 2000 – $203 million); and higher levels of development activity at Pascua-Lama (2001 – $69 million; 2000 – $107 million).

For 2003, we expect to spend a total of $386 million, including $218 million for sustaining capital, which is similar to 2002, and $168 million on our development plan ($123 million at Veladero, $34 million at Cowal, $11 million at Alto Chicama).

We sometimes invest excess cash in term deposits with initial maturities greater than 90 days, which are excluded from cash and equivalents and included in short-term investments. At the end of 2001, we held cash of $159 million in the form of term deposits that were included under short-term investments. As the term deposits matured in 2002, the cash received was reflected as an inflow under investing activities and is included in cash and equivalents.

1 Defined as operating cash flow less capital expenditures - see Reconciliation of Free Cash Flow page 61.

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FINANCING ACTIVITIES

Our most significant ongoing financing activities are repayments/drawdowns of debt obligations, dividend payments, and proceeds from issuing capital stock.

The most significant financing cash flows in 2002 were $83 million received on the exercise of employee stock options and dividend payments totaling $119 million, which were $26 million higher than in 2001. We also made scheduled payments under our long-term debt obligations totaling $25 million in 2002.

For 2003, we will be required to make scheduled long-term debt repayments of $20 million. The amount of any dividends will be determined by the Board of Directors.

CONSOLIDATED BALANCE SHEET

Working Capital

Our non-cash working capital position was largely unchanged from 2001. Inventories declined by $34 million as gold sales exceeded production in 2002, which was offset by an increase in derivative assets included in current assets reflecting higher unrealized gains on cash flow hedge contracts, and an increase in accounts receivable by $12 million.

Capitalized Mining Costs

Amounts decreased in 2002 primarily due to mining in areas of the Betze-Post pit where the actual ounces to total ore and waste ratio was lower than the life-of-mine ratio. As a result, amortization exceeded incurred cash expenditures.

Other Assets

The increase resulted from the inclusion of deferred tax assets totaling $45 million in 2002, and an increase in derivative assets reflecting higher unrealized gains on cash flow hedge contracts.

STATEMENT OF SHAREHOLDERS’ EQUITY

Shareholders’ equity increased by $142 million in 2002. The increase is mainly attributable to net income of $193 million and an increase in capital stock by $86 million (from the exercise of employee stock options), offset by dividends totaling $119 million.

FINANCIAL RISK MANAGEMENT

In the normal course of business, the main financial risks that affect us arise from changes in commodity prices, interest rates, foreign currency exchange rates and energy prices. We use privately negotiated contracts (rather than exchange-traded contracts) with a group of 19 leading international counterparties to manage our risk exposures. Because of the long-life, low-cost nature of our mines, as well as our financial strength, we have been able to secure trading lines and terms that we believe are the most favorable offered to companies in our industry.

These contracts are valued using pricing inputs that are readily available from independent sources. Changes in the value of the contracts are mainly affected by, among other things, changes in commodity prices, interest rates, gold lease rates and currency exchange rates.

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Our use of these contracts is based on established practices and parameters, which are subject to the oversight of the Finance Committee of the Board of Directors. We also maintain a separate compliance function to independently monitor our hedging and financial risk management activities and segregate the duties of personnel responsible for entering into transactions from those responsible for recording transactions.

GOLD AND SILVER PRICE RISK

We manage our exposure to volatility in gold prices through our forward sales contracts. A detailed discussion of the nature of these contracts, how we use them in our business, and the historic benefits we have derived from them is included on page 54.

Certain of our mines, and in particular Eskay Creek, produce significant quantities of silver as a by-product. The quantities of silver present in the ore processed, as well as prices realized for silver production, significantly impact our cash operating costs per ounce at these mines because by-product revenue is deducted from operating costs. We use spot deferred silver contracts as a means to sell silver production and to act as an economic hedge of our exposure to changes in silver prices. Substantially all of our silver production in 2003 is protected by these contracts, at an average price of about $4.95 per ounce.

INTEREST RATE RISK

Our interest rate risk exposure mainly relates to future contango returns in our spot deferred contracts, the fair value and ongoing payments under lease rate and US dollar interest-rate swaps, and interest receipts on our cash balances. We are more adversely affected by lower interest rates than higher rates, because the net amount of assets less liabilities affected by interest rates is an asset and also because the forward price of gold is significantly affected by US dollar interest rates. In higher interest rate environments, we realize higher prices under our spot deferred sales contracts because the premium on the forward gold price over spot prices is greater, and we receive higher interest income on our cash balances.

Most of our $774 million of outstanding long-term debt obligations are at fixed interest rates. The exceptions are $250 million of our debentures where we have converted the interest rate from fixed to floating rates, and our $80 million of variable-rate bonds. For $650 million of our cash balances, we have fixed the interest return we are earning through 2006 – 2007, with the excess generating interest income at variable US dollar interest rates.

The excess of interest-bearing assets over liabilities recognized on our balance sheet, which are subject to variable interest rates, was $64 million at December 31, 2002 (representing cash of $394 million, less the floating-rate portion of debentures of $250 million, and our $80 million of variable-rate bonds).

Like all fixed price sales contracts with future fixed cash flows, the mark-to-market value of our existing gold sales contracts is affected by changes in the

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forward price of gold, which in turn is affected by market US dollar interest rates and gold lease rates. As we explain on page 57, the mark-to-market value is not recorded on our balance sheet, and it does not affect the level of our future earnings or cash flows.

For new gold sales contracts, the level of market US dollar interest rates and gold lease rates at that time will influence forward gold prices and will therefore affect the realized gold prices under these contracts.

As disclosed in note 23 to our financial statements, we enter into gold lease rate swaps as part of our overall gold price optimization strategy. Because these gold lease rate swaps include fixed US dollar cash flows, changes in the fair value of these swaps (which flow through earnings each period) are affected by changes in US dollar interest rates. Changes in US dollar interest rates affect only the mark-to-market value of these gold lease rate swaps, and do not impact the actual cash flows arising on the swaps.

FOREIGN CURRENCY EXCHANGE RISK

Although we operate on four continents, we do not view currency fluctuations as a significant risk in the next few years at most of our operations because all our revenues and most of our cash expenditures are denominated in US dollars, and we have hedged most of our non-US dollar operating costs. Nearly half of our production comes from our United States mines, while most of our Peruvian and Tanzanian operating and capital expenditures – such as diesel fuel, reagents and equipment – are denominated in United States dollars.

Our main foreign currency exposures relate to cash expenditures at our Canadian and Australian mines that are denominated in local currencies. We use foreign currency contracts to economically hedge our exposure to changes in the Canadian and Australian dollar against the US dollar. With the recent strengthening of the Canadian dollar and Australian dollar against the US dollar, unhedged producers with operations in these countries could be facing significantly higher US dollar operating costs.

In 2002, substantially all of our Canadian dollar expenditures were hedged at $0.65 and substantially all of our Australian dollar expenditures were hedged at $0.54. For 2003, we have hedged about 90% of our Canadian dollar expenditures at $0.65 and substantially all of our Australian dollar expenditures at $0.53. Beyond 2003, we have contracts in place to reduce our currency risk exposure on about 60 – 70% of our Australian and Canadian dollar exposures through 2005. Consequently, we do not expect fluctuations in these currencies to significantly affect our near term earnings or operating cash flows.

ENERGY PRICE RISK

Our operating costs reflect the quantities of electricity and diesel fuel consumed, at prices that are mainly based on the market prices of these commodities. These costs represent approximately 16% of our total cash costs per ounce for 2002.

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	Electricity	Diesel

Quantity consumed in 2002	1.9 billion kilowatt hours	1.3 million barrels
Cost (dollars)	$0.06 per kilowatt hour	$38 per barrel[1]
Impact on total cash costs per ounce (dollars)	$20	$9

1 Includes transportation and refining charges

The table above illustrates our actual consumption of these commodities, the average purchase cost and the impact on our average total cash costs per ounce.

Substantially all of our costs arising from consumption of these items is subject to variations in market prices, except that we have hedged about 20% of diesel fuel requirements for 2003. We are evaluating ways in which to mitigate these risk exposures, and we may take steps to hedge these costs in the future or utilize alternative sources of supply to lower costs.

DERIVATIVES RISK

The derivative contracts we enter into are an integral part of our financial risk management strategy. The contracts act as economic hedges of our underlying exposures that arise in the normal course of our business and are not held for speculative purposes. Because we produce gold and silver, incur costs in foreign currencies and invest and borrow in US dollars and are therefore subject to US interest rates, all of our derivative contracts cover natural underlying asset or liability positions. By using derivative instruments, we have various financial risks, which we manage in the following manner.

Credit risk is the risk that one or more counterparties will fail to perform on an obligation to us. We mitigate credit risk by dealing with high quality counterparties, by spreading our credit risk exposure over a number of counterparties, by limiting our exposure to individual counterparties, and by using master netting arrangements such that our credit risk exposure is limited to the net positive fair value of contracts with individual counterparties.

Market liquidity risk is the risk that a derivative position cannot be eliminated quickly, by either liquidating derivative instruments or by establishing an offsetting position. Under the terms of our trading agreements with counterparties, the counterparties cannot require us to immediately settle outstanding contracts, unless we breach any financial covenants (see page 55). We mitigate market liquidity risk by spreading out the maturity of our derivative instruments over time. This ensures that the size of positions maturing is such that for commodity contracts we are able to physically deliver gold and silver against the contracts, and for other contracts the relevant markets for currencies and interest rates will be able to absorb the contracts.

Mark-to-market risk is the risk that an adverse change in market prices for commodities, currencies or interest rates will affect our financial condition. We have mitigated this risk by establishing trading agreements with counterparties under which we are not required to post any collateral or make any margin calls on our derivative instruments. Also, the counterparties cannot require settlement of a derivative solely because of an adverse change in the mark-to-market value. We enter into derivative instruments to act as economic hedges of underlying exposure to commodity prices, foreign

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currency exchange rates and interest rates that arise in the normal course of our business. Consequently, for most of the derivative instruments we use, changes in the mark-to-market value do not affect earnings.

CRITICAL ACCOUNTING ESTIMATES

What follows is a discussion of our application of critical accounting policies that require us to make assumptions about matters that are highly uncertain at the time the accounting estimate is made, and where different estimates that we reasonably could have used in the current period – or changes in the accounting estimate that are reasonably likely to occur from period to period – would have a material impact on our financial statements. We have identified the following accounting estimates as critical:

>	amortization of property, plant and equipment;

>	impairment assessments of long-lived assets;

>	mine reclamation and closure costs;

>	the measurement and recognition of valuation allowances against deferred income tax assets; and

>	contingencies.

We also have certain accounting policies that we consider to be important – such as our policies for revenue recognition, exploration costs and derivative instruments that do not meet the definition of critical accounting estimates as they do not require us to make estimates or judgements that are subjective or highly uncertain.

Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in this Management’s Discussion and Analysis.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment and capitalized mining costs, which totaled $3.6 billion at December 31, 2002, represent a significant portion of our assets (68%). Due to the large size of these assets, the application of our accounting policies for these assets has a material impact on our reported earnings.

AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT

We capitalize mine development and construction costs incurred at a property after we have identified proven and probable reserves. Upon commencement of gold production, we amortize these costs over the expected life of the property, based on proven and probable reserves and other factors.

The process of estimating quantities of gold reserves is complex, requiring significant decisions in the evaluation of all available geological, geophysical, engineering and economic data. The data for a given ore body may also change substantially over time as a result of numerous factors, including, but not limited to, additional development activity, evolving production history and the continual reassessment of the viability of production under various economic conditions.

A material revision (upward or downward) to existing reserve estimates could occur because of, among other things: revisions to geological data

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or assumptions; a change in the assumed gold prices; and the results of drilling and exploration activities. We make every effort to ensure that reported reserve estimates represent the most accurate assessment possible However, because of the subjective decisions we have to make, as well as variances in available data for each ore body, these estimates are generally uncertain.

Changes in reserve quantities, including changes resulting from gold and silver price assumptions, would cause corresponding changes in amortization expense in periods subsequent to the revision, and could result in impairment of the carrying amount of property, plant and equipment and capitalized mining costs.

For the past three years, we estimated reserves assuming a $300 per ounce gold price. At December 31, 2002 a $25 per ounce reduction (8%) in gold price would reduce our reserves by about 4 million contained ounces (6%), relating primarily to our Kalgoorlie and Bulyanhulu operating mines and the Pascua-Lama development project. Such a decrease in reserves would increase annual amortization by about $20 million and decrease net income by about $15 million ($0.03 per share). Conversely, a $25 per ounce increase in gold price would increase our reserves by about 2 million contained ounces (3%), relating primarily to Kalgoorlie, Goldstrike and Pascua-Lama. Such an increase in reserves would decrease annual amortization by about $15 million and increase net income by about $10 million ($0.02 per share).

In addition to changes in gold prices, reserve quantities can also change for other reasons, including but not limited to, new drilling results, changes in production costs and changes in geological assumptions. The mines where amortization charges would be most significantly affected by changes in reserve estimates are Pierina, Meikle, Eskay Creek and Bulyanhulu. These mines generally have the largest amounts of property, plant and equipment subject to amortization using the units of production method and the highest per ounce amortization charges. The effect of a 10% change in reserves at these mines on amortization would be as follows:

	Impact of a 10% change in gold	Impact on earnings, based on
	reserves on amortization (per ounce)	ounces sold in 2002 (millions)

Pierina	$18	$16
Meikle	12	8
Eskay Creek	13	5
Bulyanhulu	10	4

IMPAIRMENT ASSESSMENTS OF LONG-LIVED ASSETS

We believe that our estimates are critical for these assets because they are susceptible to change from period to period and the potentially material effect that recognizing an impairment could have on the assets reported on our balance sheet and on our reported earnings.

They are based on estimates of future cash flows, which include estimates of:

>	the quantity of gold reserves at our mines;

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>	future gold and silver prices; and

>	future operating and capital costs to mine and process our reserves over extended periods of time (5 to 25 years).

In 2000 we recorded a $1.6 billion provision to reduce the carrying values of various assets. With the recent rise in spot gold prices, the current likelihood of a significant impairment at our operating mines has diminished. Based on a long-term gold price of $300 per ounce and our gold mineral reserves at December 31, 2002, we have completed a sensitivity analysis that indicates that a 10% decrease in net cash flows resulting from a combination of a lower spot gold price and an increase in operating and capital costs at each of our properties would not result in the recognition of a provision for impairment.

RECLAMATION AND CLOSURE COSTS

Our mining, exploration and development activities are subject to various levels of federal, provincial and state laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties. In general, these laws and regulations are continually changing and, over time, becoming more restrictive.

We estimate that future site reclamation and closure obligations will be $169 million at our closed mines and $292 million at our operating mines. At December 31, 2002, we had fully accrued for the future costs at our closed mines ($169 million), and we had accrued $133 million for our current operating mines. Based on our existing accounting policy, the remaining $159 million for our operating mines will be accrued over their estimated lives, based on the units of production method as gold is produced and sold. Changes in estimated costs are recognized prospectively as a revision to future cost accruals. On adoption of FAS 143 in 2003, we will recognize these liabilities at fair value on our balance sheet, with a corresponding adjustment to the carrying amount of the related assets that give rise to these obligations. Our financial statements will continue to be materially affected by our estimates of reclamation and closure costs.

Our operating mines and approximately 50 closed mines are located in the United States, Canada, Australia, Chile, Peru and Tanzania. We expect to spend about $135 to $160 million over the next five years on reclamation and closure activities, with about 85% of these amounts at our closed mines. Our current operating mines have estimated productive lives, based on reserves at December 31, 2002, ranging from 2 to 25 years.

Significant management judgments and estimates are made when estimating reclamation and closure costs, which will be incurred, in some cases, many years from the date of estimate. A 10% change in the current overall estimate of reclamation and closure costs for our closed mines would increase or decrease net income by about $12 million or $0.02 per share. A 10% change at each of our operating mines may not have a significant effect on net income in a period because the effect of the change would be accrued over the estimated remaining life of each mine.

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As described in note 2 to our financial statements, effective January 1, 2003, we will adopt FAS 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. In summary, FAS 143 requires us to record the fair value of legal liabilities for asset retirement obligations in the period in which they are incurred. When a liability is initially recorded, we will capitalize the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability will be increased each period to reflect the interest element (accretion) reflected in its initial measurement at fair value, and the capitalized cost is amortized over the useful life of the related asset. While FAS 143 will not change the amounts spent on these activities, it will affect the timing of recognition of amounts on our balance sheet and in our income statement.

VALUATION ALLOWANCES AGAINST DEFERRED TAX ASSETS

For each deferred tax asset, we evaluate the likelihood of whether some portion or all of the asset will not be realized. This evaluation is based on, among other things, expected levels of future taxable income. If, based on the weight of available evidence, we determine that it is more likely than not (a likelihood of more than 50 percent) that all or some portion of a deferred tax asset will not be realized, then we record a valuation allowance against it. As of December 31, 2002, we have recorded a valuation allowance of $476 million on a portion of our net deferred tax assets totaling $497 million.

(millions)	Valuation allowance

United States	$173
Chile/Argentina	120
Tanzania	85
Canada	67
Australia	24
Other	7

$476

Our most significant valuation allowances, and the related tax jurisdictions are:

>	In the United States, Chile and Argentina, valuation allowances relate to tax assets in subsidiaries that do not have any present sources of income against which to utilize the assets. In the event these subsidiaries have sources of income in the future, we may be able to reduce the level of valuation allowances recorded.

>	In Canada, substantially all of the valuation allowances relate to capital losses that will only be utilized if we realize any capital gains in the future.

>	In Australia, the valuation allowances relate to operating losses in subsidiaries that have had a history of losses over the last three years. In the event there is a sustained upward movement in the price of gold or other factors occur that increase the profitability of these subsidiaries over the next few years, we may reduce the level of valuation allowances against these assets.

>	In Tanzania, the tax legislation provides for a compounding of unused tax depreciation which results in an additional deduction for tax purposes for amounts spent on property, plant and equipment. After considering the effect of this compounding, and the expected levels of future taxable income at the Bulyanhulu Mine, we recorded a valuation allowance against the portion of the deferred tax assets that we believe will more than likely not be realized. In the event that levels

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of future taxable income at Bulyanhulu are higher than we presently expect, which could be because of a number of factors, including a sustained upward movement in gold prices, operating efficiencies or the discovery of additional reserves, we may reduce the level of valuation allowances against these assets.

In future years, levels of taxable income will be affected by, among other things, changes in gold prices, cash operating costs, proven and probable gold reserves, interest rates and foreign currency exchange rates. Significant changes in these and other factors could have a material impact on the amount of valuation allowances recorded and on income tax expense.

CONTINGENCIES

We account for contingencies in accordance with FAS 5, “Accounting for Contingencies.” FAS 5 requires us to record an estimated loss for a loss contingency when information available indicates that it is probable that an asset has been impaired or a liability has been incurred, and the amount of the loss can be reasonably estimated. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur – and typically those events will occur a number of years in the future. We assess such contingent liabilities, which inherently involves the exercise of significant management judgment and estimates of the outcome of future events.

Income tax contingencies

We record liabilities for known tax contingencies when, in our judgment, it is probable that a liability has been incurred. It is reasonably possible that actual amounts payable resulting from audits by tax authorities could be materially different from the liabilities we have recorded, due to the complex nature of the tax legislation that affects us.

As described in note 22 to our financial statements, we have recorded current and deferred income tax liabilities of $141 million for the cost arising from the denial by the Peruvian tax authorities (SUNAT) of our right to revalue the Pierina mining concession. This reduction on the Pierina cost base for tax purposes results in a temporary timing difference between income for tax and accounting purposes, and the recognition of liabilities for income taxes under our accounting policy for income taxes. We have appealed this decision, a process that we expect to take several years. Until the appeal is resolved, we will not be required to make any payments of this incremental tax liability. However, if at the end of the appeal process we are unsuccessful, we will be required to pay SUNAT the additional taxes owing at that time. Through the end of 2002, the impact on current income taxes payable amounts to $41 million, and this current part will continue to increase each year up to the full $141 million over the remaining life of the mine.

We have not recorded any potential interest and penalties, currently estimated at $51 million based on the SUNAT assessment, because we believe that it is not probable that these amounts are payable to SUNAT. A liability for interest and penalties will only be recorded should it become probable that SUNAT’s position on interest and penalties will be upheld or settled. In the event that we are unsuccessful in our appeal of the assessment of interest and penalties in Peru, based on the amounts potentially payable at the end of 2002, we would recognize a charge of about $51 million ($0.09 per share).

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Legal contingencies

As described in note 22 to our financial statements, we are involved in claims and legal proceedings, the resolution of which could have a material effect on our financial condition or future results of operations. In assessing these contingencies, we evaluated the perceived merits of the legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or that we expect to seek.

Inmet Litigation

As disclosed in note 22 to our financial statements, we have accrued the amount of judgement awarded to Inmet, and in August 2002 we posted a letter of credit for C$95 million pending a decision on our appeal. We expect to receive a decision on our appeal in 2004, at which time, if we are unsuccessful, we will be required to satisfy the judgement.

In the event that the income tax and Inmet contingencies described above and that we have recorded in our financial statements are resolved in our favor, we would recognize in income gains of about $182 million ($0.34 per share), net of tax, in aggregate.

OFF-BALANCE SHEET ARRANGEMENTS

We do not enter into off-balance sheet arrangements with special purpose entities in the normal course of our business, nor do we have any unconsolidated affiliates. In the case of joint ventures, our proportionate interest for consolidation purpose is equivalent to the economic returns to which we are entitled as a joint venture partner. Our only significant off-balance sheet arrangements are our gold sales contracts.

GOLD SALES CONTRACTS

Overview

We have entered into gold sales contracts with high quality banking counterparties. The banking counterparties with whom we enter into these contracts engage in derivative transactions with numerous third parties in addition to us. We do not have any relationships with special purpose entities whose sole business purpose is to enter into derivative transactions with us.

We use gold sales contracts to protect our earnings and cash flow from declining gold prices, while permitting us to sell our gold production in the gold spot market in a rising gold price environment, as we have done in early 2003. At the end of 2002, our gold sales commitments under these contracts totaled 18.1 million ounces.

These contracts meet the US GAAP definition of a derivative, but because they qualify for the normal sales exception under FAS 133, they are not recorded on our balance sheet at fair value. Instead, we account for these agreements as sales contracts with the proceeds under the contract recorded as revenue at the date we physically deliver gold to the counterparties.

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Under these contracts:

>	We can deliver gold to meet our commitments at any time we choose over periods of up to 10 or 15 years. We have the flexibility over this period to sell our production in either the spot gold market or through these contracts. Generally, our strategy is to sell our gold production in the spot market if the market price exceeds the price under our sales agreements.

>	We are not subject to any margin calls, regardless of the price of gold.

>	There are no credit downgrade provisions in these contracts.

>	We carefully manage credit exposure to our counterparties under these contracts. Generally, the counterparties have credit ratings of “AA”, and any credit exposure is spread over the 19 counterparties.

>	We regularly review our gold sales commitments to ensure that we have the gold mineral reserves and future gold production that substantially exceed our contract commitments.

Through the use of these contracts over the last three years, we have realized higher revenues than if we had sold our gold production in the spot gold market at average spot gold prices. The benefits of using these contracts can be illustrated as follows:

>   Revenues from Forward Sales Contracts

	2002	2001	2000

Total revenues from contract sales (millions)	$1,401	$1,307	$1,341
Average contract selling price ($/oz)	$352	$347	$365
Average spot price ($/oz)	$310	$271	$279
Incremental revenues from contracts in excess of average spot gold prices (millions)	$168	$289	$315

The terms of our gold sales contracts provide flexibility and benefits that we believe are unique to us and unavailable to any other gold producer. We are able to realize benefits from the contracts mainly because we are able to choose a suitable delivery date at any time over the 10 to 15 year term of the contract. Over this period, we can sell our gold at the spot price, but if the spot price is lower than the contract price, our production is protected because we are able to sell at the contract price. These advantageous terms reflect, among other things, our strong credit rating and our high quality, long-life, low-cost asset base. We believe that the benefits we derive from these contracts give us a substantial economic and financial advantage over other companies in the gold mining industry.

The main factors that affect our future ability to derive benefits from these agreements are two financial covenants: maintain a consolidated net worth of at least $2 billion (2002 – $3.3 billion) and our debt to equity ratio must not exceed 1.5:1 (2002 – less than 0.25:1).

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KEY CONTRACT TERMS AND CONDITIONS

Spot deferred sales contracts

A spot deferred sales contract is an agreement that we will sell a fixed number of ounces of gold to the contract counterparty on a delivery date in the future at an agreed price. We have the flexibility to choose the delivery date at any time over a 10 to 15 year period from the start of the contract. Our rights and obligations under these contracts are defined by Master Trading Agreements (“MTA’s”) that we have executed with our counterparties.

The selling price under the contract is based on the forward price of gold at the future delivery date, which is essentially a function of the spot gold price on the date the contract is entered into plus a premium (commonly referred to as “contango”) through the future delivery date. The amount of contango is often quoted as a percentage return that reflects the spread between market LIBOR interest rates (i.e., US dollar interest rates) and gold lease rates. Generally, US dollar interest rates are higher than the gold lease rate, which means that the future price is higher than the current price under the contract. The longer the period of time until delivery, the greater the amount of the forward premium or contango and – so long as US dollar interest rates are higher than gold lease rates – the greater the contract price compared to the spot price at the start of the contract.

Over the past five years, three-month US dollar interest rates have averaged 4.6% and gold lease rates have averaged 1.2%, resulting in an average contango rate of 3.4%. With the recent decline in interest rates, three-month US dollar interest rates have been about 1.8% and gold lease rates have been about 0.4%, resulting in a contango rate of 1.4%. The level of contango rates is one of the most significant factors that affect the price we realize from these contracts. At the end of 2002, the average rate of contango implied in our gold spot deferred contracts was 3.2%. The selling prices under our spot deferred contracts are fixed over an average future period of two years.

Beyond the dates that contango is presently fixed, future premiums earned under the spot deferred contracts will be based on market contango rates at that time, for those future periods until the actual delivery date. In the event gold lease rates are higher than US dollar interest rates, the

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“premium” becomes negative (known as “backwardation”). Over the past five years, backwardation has occurred only once, and only for a period of two days.

Since we have the flexibility to deliver gold under our sales contracts at any time over the next 10 to 15 years, we can sell our gold at the higher of the spot price or the contract price well into the future. In the event spot prices consistently exceed the contract price for the next 10 to 15 years, and assuming that we choose to deliver our gold at spot prices over this period, we would eventually deliver gold at a price of about $500 per ounce under our existing contracts (assuming typical historical long-term contango rates of 4%); however, if today’s low interest rate environment persists, the forward price of the contract would rise to about $400 per ounce. By choosing to deliver gold at higher spot gold prices, we are able to take advantage of those higher prices, but it remains probable that we will physically deliver gold over the term of the contract, and we will not be required to cash settle the contracts. In most cases, under the terms of our MTA’s, the period over which we are required to deliver gold is extended annually by one year, or kept “evergreen,” regardless of our intended delivery dates, unless otherwise notified by the counterparty. This means that, with each year that passes, the Termination Date is extended into the future by one year.

Variable price sales contracts

A variable price sales contract is a version of our spot deferred sales contract, the difference being that the price of gold is variable within certain limits. While most of our spot deferred contracts are to sell gold at a fixed price in the future, the “variable price” sales contracts have a variable price for gold, typically either i) within a range, or ii) capped to a maximum level based on the spot price at an agreed future date.

The variable price sales contracts enjoy all the same benefits and flexibility as our spot deferred sales contracts: we can deliver gold against our variable price sales contracts at any time up to 10 to 15 years in the future; most contracts have the “evergreen” clause; low and they are not subject to margin calls.

Significance of mark-to-market gains and losses

Mark-to-market gains and losses represent unrealized changes in the fair value of our gold sales contracts. For example, if we had a contract to sell gold currently at $340 an ounce and the spot price of gold was $375 an ounce, then the mark-to-market value the of the contract is about negative $35 per ounce. This has no impact on the selling price under the contract, which remains intact at $340 per ounce.

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The mark-to-market value represents a calculation of the fair value of the contracts at a point in time, based on market conditions at that time. Because we intend to physically deliver future production against our sales contracts, we do not expect to ever have to financially settle this gain or loss and record it in our income statement. On delivery of gold under the contract, we receive cash equivalent to the selling price in the contract and we record this amount under gold sales in our income statement. Therefore, we do not expect a significant increase in the price of gold and an adverse change in the mark-to-market value of these contracts to result in the mark-to-market value being recorded in our earnings and cash flow.

A short-term spike in gold lease rates would not have a material negative impact on us because we are not exposed under our gold sales contracts to short-term gold lease rate variations. A prolonged rise in gold lease rates could result in lower contango (or negative contango i.e. “backwardation”) and therefore a smaller forward premium (or backwardation) under the contract. However, because of the large amount of Central Bank gold available for lending relative to demand, gold lease rates tend to be low and any spikes short-lived.

The estimated fair value of the gold contracts at December 31, 2002 was approximately negative $639 million, and the fair value of silver contracts was $7 million positive. The most significant factors affecting this mark-to-market value are spot gold prices and market contango rates. The mark-to-market value of our gold sales contracts would approach zero (breakeven) at a spot gold price of approximately $310 per ounce, assuming all other variables are constant. The fair value of our foreign currency contracts at December 31, 2002 was $25 million positive. The value of gold contracts is based on the net present value of cash flows under the contracts, based on a gold spot price of $347 per ounce and market rates for LIBOR and gold lease rates. The year-to-date change in the fair value of our gold contracts is detailed as follows:

> Continuity Schedule of the Change in the Mark-to-Market Value of our Gold Sales Contract Position (millions)

Fair value as at December 31, 2001 - Gain	$356
Impact of realized gains in the year	(168)
Impact of change in spot price (from $279 per ounce to $347 per ounce)	(1,353)
Contango earned in the year	182
Impact of change in valuation inputs other than spot metal prices (e.g., interest rates, lease rates, and volatility)	344

Fair value as at December 31, 2002 - Loss	$(639)

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CONTRACTUAL OBLIGATIONS AND COMMITMENTS

			Payments due in
(millions)	2003	2004 – 2005	2006 – 2007	2008+	Total

Contractual obligations
Long-term debt	$20	$72	$568	$114	$774
Reclamation and closure costs	45	51	50	357	503
Capital leases	—	3	—	—	3
Operating leases	6	7	5	10	28
Purchase obligations:
Supplies inventory and consumables	50	21	4	—	75
Power contracts	18	24	44	—	86
Capital expenditures	20	—	—	—	20
Other	57	20	18	19	114

Total	$216	$198	$689	$500	$1,603

Long-term debt

Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt. We are not required to post any collateral under any debt obligations, and the terms of the obligations would not be affected by a deterioration in our credit rating.

Reclamation and closure costs

The amounts included in the table for reclamation and closure costs represent our present legal obligations for costs at all our existing operating mines and mines in various stages of closure. For those mining operations where our interest is in a joint venture arrangement, the table reflects our proportionate share of the liability for reclamation and closure costs.

Under our present accounting policy, we accrue these costs on an undiscounted basis, using the units of production method over the life of each mine. After closure, changes to future cost estimates are recorded in earnings as they occur. The liability recorded on our balance sheet under this accounting policy represents the difference between costs accrued to date and actual payments made. On January 1, 2003, we will adopt FASB Statement No. 143, Asset Retirement Obligations. Under FAS 143, we will record our legal obligations for reclamation and closure costs at each balance sheet date at their fair value on January 1, 2003, resulting in an increase in the obligations by $32 million.

The most significant contingent liability relating to reclamation and closure activities, which is not recorded on our balance sheet, relates to potential obligations to monitor water quality and treat ground water on an ongoing basis. We record a liability for these activities if environmental laws and regulations require us to conduct these activities.

Power Purchase Agreements

We enter into contracts to purchase power at each of our operating mines. The contracts provide for fixed prices,

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which in certain circumstances are adjusted for inflation. Some agreements obligate us to purchase fixed quantities per hour, seven days a week, while others are based on a percentage of actual consumption. These contracts extend through various dates in 2004 to 2007.

In addition to the purchase obligations set out in the table, we purchase about 0.9 billion kilowatt-hours annually at market rates that were about 7 cents per kilowatt-hour in 2002. Under the terms of one contract, we purchase power based on actual consumption, which has an exit fee of $12 million should we decide to switch to an alternate power supplier.

COMMITMENTS

Royalties

Virtually all of our royalty commitments only give rise to obligations at the time we produce gold. In the event that we do not produce gold at our mining properties, we have no obligation to the royalty holders. The amounts that we expect to pay in the future are: 2003 – $37 million; 2004 to 2005 – $92 million; 2006 to 2007 – $89 million; and 2008 and beyond – $297 million. These amounts are estimated based on our expected gold production from proven and probable reserves (under Canadian reporting standards) for the periods indicated, assuming a $300 gold price. The most significant royalty arrangements are disclosed in note 4 to our financial statements.

Payments to maintain land tenure and mineral property rights

In the normal course of business, we are committed to make annual payments to maintain title to certain of our properties and to maintain our rights to mine gold at certain of our properties. In the event we choose to abandon a property or discontinue mining operations, the payments relating to that property can be suspended, resulting in our rights to the property lapsing.

NON GAAP MEASURES

We have included cash costs per ounce data because we understand that certain investors use this information to assess our performance and also determine our ability to generate cash flow for use in investing and other activities. The inclusion of cash costs per ounce statistics enables investors to better understand year-on-year changes in production costs, which in turn affect our profitability and cash flow. We also make reference to the term “free cash flow,” which we define as cash flow from operations less cash used in the purchase of property, plant and equipment. This cash is available to reinvest in our business or to return to shareholders, either through dividends or share repurchases. Because we operate in a capital-intensive industry, the illustration of free cash flow enables investors to appreciate the year-on-year performance of our mines in generating cash for other purposes. This data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating costs or cash flow measures presented under GAAP.

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RECONCILIATION OF CASH COSTS PER OUNCE

(in millions of US dollars except per ounce amounts)	2002	2001	2000

Operating costs per financial statements	$1,071	$1,080	$950
Reclamation, closure and other costs[1]	(43)	(60)	(50)

Operating costs for per ounce calculation	$1,028	$1,020	$900

Ounces sold (thousands)	5,805	6,278	5,794
Total cash costs per ounce	$177	$162	$155

[1]	In 2002, includes costs totaling $15 million in connection with the Peruvian tax assessment.
Total cash costs per ounce data is calculated in accordance with The Gold Institute Production Cost Standard (the “Standard”). Adoption of the Standard is voluntary, and the data presented may not be comparable to data presented by other gold producers. Cash costs per ounce are derived from amounts included in the Statements of Income and include mine site operating costs such as mining, processing, administration, royalties and production taxes, but exclude amortization, reclamation costs, financing costs, and capital, development and exploration.

RECONCILIATION OF FREE CASH FLOW

(in millions of US dollars except per ounce amounts)	2002	2001	2000

Free cash flow	$361	$114	$230
Capital expenditures and mine development costs	228	474	612

Operating cash flow	$589	$588	$842

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